Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730
Main Tel (713) 238-3000
Main Fax (713) 238-4888
www.mayerbrown.com
Robert F. Gray, Jr.
Direct Tel (713) 238-2600
Direct Fax (713) 238-4600
rgray@mayerbrown.com
October 24, 2008
VIA EDGAR
Norman W. Gholson
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Precision Drilling Trust Registration Statement on Form F-4 File No. 333-153664
Dear Mr. Gholson:
     On behalf of Precision Drilling Trust (“Precision”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) of Precision, together with Exhibits, marked to indicate changes from Precision’s registration statement as filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2008 (the “Registration Statement”).
     Amendment No. 1 reflects the responses of Precision to comments received from the Staff of the Commission (the “Staff”) in a letter from Michael Karney, dated October 14, 2008 (the “Comment Letter”). We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the review, we have keyed our responses to the headings and numbered our comments based upon those used in the Staff’s comment letter, which we have reproduced in bold text. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1. We are also delivering courtesy copies of the marked version of Amendment No. 1 to you and to Michael Karney.
Risk Factors, page 27 — discussion of risks of possible adjustments/proration of consideration
1.	We note your statement to the shareholders of Grey Wolf, Inc. that “despite your election, you may not receive exactly the amount, type and mix of consideration that you elected to receive for your shares of Grey Wolf, which could result in, among other things, tax consequences that differ from those that would have resulted if you had received the form of consideration that you elected (including the potential recognition of gain for US federal income tax purposes if you receive cash).” We also note the discussion of the possible proration adjustments on pages 80 and 81 of the document and elsewhere.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown llp
Securities and Exchange Commission
October 24, 2008

Please expand your discussion, in Risk Factors and elsewhere, about the possible adjustments to the consideration received by shareholders, to clarify the extent and nature of the risks that shareholders face from such adjustments. Because the discussion on pages 80 and 81 involves complex formulae and may be difficult for investors to follow, consider providing some examples of possible scenarios, so that it will be easier for investors to comprehend the possible impact of the adjustments on the consideration that they may receive and the value of that consideration.

In response to the Staff’s comment, Precision has expanded the discussion in Risk Factors and in “The Merger — Election and Exchange Procedures — Proration Adjustment if Cash Consideration is Undersubscribed” to provide examples of possible scenarios. See pages 27, 83 and 84.
Legality and tax opinions, Exhibits 5.1, 8.1 and 8.2
2.	We note that each of these exhibits, from Bennett Jones LLP, Mayer Brown LLP and Felesky Flynn LLP, respectively, have been provided as “form of” opinions. Please make certain that you file the signed opinions as exhibits to the Registration Statement before the effectiveness of the Registration Statement, as required by Item 601(b)(8) of Regulation S-K.

In this regard, we note that the discussion of material U.S. federal income tax consequences is not identified as having been prepared by Mayer Brown LLP and should therefore be revised to state clearly in the prospectus that Mayer Brown LLP is the preparer of the discussion.

In contrast, with regard to Felesky Flynn LLP and the discussion of material Canadian federal income tax consequences, we note that the prospectus does state that Felesky Flynn LLP prepared the discussion, but we also note that Felesky Flynn LLP’s form of opinion in Exhibit 8.2 states that “we are of the opinion that the discussion ... constitutes, in all material respects, an accurate summary of the Canadian federal income tax matters described therein ... .” Please note that this wording is not appropriate because counsel only appears to be addressing the issue of whether the prospectus disclosure is an “accurate summary.” Pursuant to Regulation S-K Item 601(b)(8), counsel should opine on the tax consequences, not merely the manner in which they are described in the prospectus. Please revise accordingly.

In response to the Staff’s comment, Precision has filed signed opinions of Bennett Jones LLP, Mayer Brown LLP and Felesky Flynn LLP with Amendment No. 1 as requested. In that regard, Precision has revised the discussion of Felesky Flynn’s opinion set forth in the Amendment No. 1 under the caption “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of

Mayer Brown llp
Securities and Exchange Commission
October 24, 2008

Owning Precision Trust Units” (see page 77) and Felesky Flynn LLP has revised its opinion to confirm such opinion. Finally, in response to the Staff’s comment, Precision has revised the discussion of Mayer Brown’s opinion set forth in Amendment No. 1 under the caption “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” (see page 70).
Additional Section 368(a) tax opinions described in “The Merger — Material U.S. Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Tax Consequences of the Merger Generally,” at page 70
3.	You state that Precision and Grey Wolf have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the merger is conditioned on the receipt by each of Precision and Grey Wolf of an opinion of its respective counsel (Mayer Brown LLP and Porter & Hedges L.L.P., respectively) that the merger will be treated as a reorganization within the meaning of Section 368(a). We note that each party’s receipt of this opinion from its respective counsel constitutes a condition to closing, and that the condition may be waived by each party. Please make certain to file the signed Section 368(a) opinions as exhibits to the Registration Statement prior to the effectiveness of the Registration Statement.

In response to the Staff’s comment, Mayer Brown has revised its signed opinion filed as Exhibit 8.1 to the Registration Statement to provide in relevant part that “it is our opinion under currently applicable U.S. federal income tax law, that (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (b) each of Precision, Grey Wolf and Merger Sub will be a party to such reorganization within the meaning of Section 368(b) of the Code;”.
     If you have any questions or require additional information, please do not hesitate to contact me at the above number.

Sincerely, /s/ Robert F. Gray, Jr. Robert F. Gray, Jr.

cc: Michael Karney Securities and Exchange Commission Kevin A. Neveu Precision Drilling Trust	Joanne L. Alexander Precision Drilling Trust David W. Wehlmann Grey Wolf, Inc. Nick D. Nicholas Porter & Hedges, LLP